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MANAGEMENT'S RESPOSIBILITY FOR FINANCIAL REPORTING

To the Shareholders and Directors of IAMGOLD Corporation

        The accompanying financial statements, their presentation and the information contained in the annual report are the responsibility of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The financial information on the Company presented elsewhere in the annual report is consistent with that in the financial statements.

        The integrity of the financial report process is the responsibility of management. Management maintains systems of internal controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded, and reliable financial information is produced. Management selects accounting principles and methods that are appropriate to the Company's circumstances, and makes certain determinations of amounts reported in which estimates or judgements are required.

        The Board of Directors is responsible for ensuring that the management fulfills its responsibility for financial reporting. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee consists of outside directors. The Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues. The Committee satisfies itself that each party is properly discharging its responsibilities; reviews the quarterly and annual financial statements and any reports by the external auditors; and recommends the appointment of the external auditors for review by the Board and approval by the shareholders.

        The external auditors audit the financial statements annually on behalf of the shareholders. The external auditors have full and free access to management and the Audit Committee.

Grant A. Edey
Chief Financial Officer
March 7, 2005

AUDITORS' REPORT

To the Shareholders of IAMGOLD Corporation

        We have audited the consolidated balance sheets of IAMGOLD Corporation as at December 31, 2004 and 2003 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Toronto, Canada
March 7, 2005

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars)
December 31, 2004 and 2003

	2004	2003
		(Restated)
		(Note 1)
ASSETS
Current assets:
Cash and cash equivalents	$37,380	$66,675
Gold bullion (market value $63,880; 2003 — $60,394) (note 2)	48,056	47,283
Accounts receivable and other	27,330	21,443
Inventories (note 3)	11,605	10,397

	124,371	145,798
Marketable securities (note 4)	1,285	1,116
Long-term inventory	16,883	12,773
Long-term receivables (note 5, 9)	6,861	7,610
Working interests (note 6)	92,476	59,806
Royalty interests (note 7)	57,219	62,941
Mining interests (note 8)	72,825	85,709
Future income tax asset (note 10)	—	349
Other assets	1,196	1,239
Goodwill (note 17)	74,886	74,886

	$448,002	$452,227

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable & accrued liabilities	$21,809	$27,259
Deferred revenue	—	1,655
Non-recourse loans payable (note 9)	10,437	11,342
Future income tax liability (note 10)	18,464	21,264
Asset retirement obligations (note 11)	5,549	5,961
Shareholders' equity (note 12):
Common shares (issued: 145,761,646 shares; 2003 — 145,333,845)	343,957	342,208
Share options	5,675	2,138
Share purchase loans (note 13)	(286)	(266)
Retained earnings	42,397	40,666

	391,743	384,746
Contingencies and commitments (note 15)

	$448,002	$452,227

On behalf of the Board:
WILLIAM D. PUGLIESE	JOSEPH F. CONWAY
Director	Director

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(Expressed in thousands of U.S. dollars, except per share amounts)
December 31, 2004, 2003 and 2002

	2004	2003	2002
		(Restated)	(Restated)
		(Note 1)	(Note 1)
Revenue:
Gold sales	$112,663	$96,607	$89,824
Royalties	9,209	4,504	—

	121,872	101,111	89,824
Expenses:
Mining costs, excluding depreciation and depletion	69,333	56,620	49,020
Depreciation and depletion	20,592	18,385	18,970
Amortization of royalty interests	5,222	2,715	—

	95,147	77,720	67,990

	26,725	23,391	21,834
Earnings from working interests	13,149	9,650	—

	39,874	33,041	21,834
Other expenses (income):
Corporate administration (note 14)	8,135	7,613	3,539
Corporate transaction costs (note 18)	11,224	—	—
Provision for litigation (note 15(a))	371	—	2,900
Exploration	7,813	5,496	6,088
Writedowns	405	—	—
Foreign exchange	2,595	576	(47)
Investment income	(2,044)	(2,421)	(452)

	28,499	11,264	12,028

Earnings before income taxes	11,375	21,777	9,806
Income taxes (recovery) (note 10):
Current	3,689	4,644	3,014
Future	(3,923)	(2,884)	473

	(234)	1,760	3,487

Net earnings	11,609	20,017	6,319
Retained earnings:
Beginning of year, as previously reported	42,023	33,709	30,693
Restatement of opening retained earnings resulting from a
change in accounting policy for stock-based
compensation (note 1(q))	(2,602)	—	—
Prior period adjustment resulting from a change in accounting
policy for depreciation and depletion (note 1(g))	(1,942)	(6,479)	(7,085)
Prior period adjustment resulting from a change in accounting
policy for asset retirement obligation (note 1(l))	585	144	(34)

As restated	38,064	27,374	23,574
Dividends ($0.05 (Cdn$0.06) per share; 2003 — $0.05 (Cdn$0.06) per share; 2002 — $0.03 (Cdn$0.05) per share)	(7,276)	(6,725)	(2,519)

Retained earnings, end of year	$42,397	$40,666	$27,374

Basic and diluted earnings per share (note 12(e))	$0.08	$0.14	$0.08

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars, except per share amounts)
Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
		(Restated)	(Restated)
Operating activities:
Net earnings	$11,609	$20,017	$6,319
Items not affecting cash:
Earnings from working interests, net of dividends	(4,432)	(5,658)	—
Depreciation, depletion and amortization	25,814	21,191	19,008
Writedown	318	—	—
Deferred revenue	(1,655)	(1,654)	(1,655)
Future income taxes	(3,923)	(2,884)	473
Stock-based compensation	1,577	314	—
Gain on gold bullion	—	—	(67)
Gain on sale of marketable securities and long-term receivables	(1,120)	(1,510)	—
Unrealized foreign exchange losses	1,492	2,995	182
Change in non-cash current working capital	(11,778)	(15)	(6,690)
Change in non-cash long-term working capital	(4,219)	(2,158)	1,367

	13,683	30,638	18,937

Financing activities:
Issue of common shares, net of issue costs (note 12(a))	1,108	8,314	21,227
Dividends paid	(6,725)	(2,519)	(2,306)
Restricted cash	—	—	6,033
Share purchase loan repayments	—	1,469	61
Proceeds from non-recourse loans	—	(9)	374
Repayments of non-recourse loans	(1,207)	(2,002)	(14,258)

	(6,824)	5,253	11,131

Investing activities:
Net cash acquired from Repadre Capital Corporation (note 17)	—	34,232	—
Mining interests	(9,000)	(9,965)	(8,908)
Note receivable	24	785	1,136
Distributions received (paid) from (to) working interests	(28,238)	3,762	—
Gold bullion	(773)	(16,154)	(31,992)
Proceeds from gold bullion sales	—	—	1,481
Proceeds from disposition of marketable securities
and long-term receivables	1,833	3,032	—
Other assets	—	(743)	(1,282)

	(36,154)	14,949	(39,565)

Increase (decrease) in cash and cash equivalents	(29,295)	50,840	(9,497)
Cash and cash equivalents, beginning of year	66,675	15,835	25,332

Cash and cash equivalents, end of year	$37,380	$66,675	$15,835

Supplemental cash flow information:
Interest paid	$142	$204	$564
Income taxes paid	$3,893	$4,441	$3,015

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands of U.S. Dollars except per share amounts)

1.     SIGNIFICANT ACCOUNTING POLICIES

  These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. Summarized below are those policies considered significant to the Company. These policies are consistent with accounting principles generally accepted in the United States in all material respects except as outlined in note 19. Reference to the Company included herein means the Company and its consolidated subsidiaries and joint ventures.

        (a)   Basis of consolidation:

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Interests in joint ventures are accounted for by the proportionate consolidation method. These joint ventures include the Company's 38% interest in La Société d'Exploitation des Mines d'Or de Sadiola ("Sadiola") and the Company's 40% interest in La Société d'Exploitation des Mines d'Or de Yatela ("Yatela").

        (b)   Revenue recognition:

    Revenue from the sale of gold is recognized when the gold doré is delivered to the refiner.

    Royalty revenue is recognized when the Company has reasonable assurance with respect to measurement and collectability. The Company holds two types of royalties:

    (i)
    Revenue based royalties such as Net Smelter Return ("NSR") or Gross Proceeds Royalties. Revenue based royalties are based on the proceeds of production paid by a smelter, refinery or other customer to the miner. Royalty revenue is based upon the sale or other disposition of minerals recovered from the property on which the royalty interest is held. The form, manner and timing of the receipt of any specific royalty payment by the Company are governed by the corresponding royalty agreement with the owner of the royalty property.

    (ii)
    Profits based royalties such as a Net Profits Interests ("NPI") or a Working Interest ("WI"). An NPI is a royalty based on the profit after allowing for costs related to production. The expenditure that the operator deducts from revenues is defined in the relevant royalty agreements. Payments generally begin after pay-back of capital costs. The royalty holder is not responsible for providing capital nor covering operating losses or environmental liabilities. Revenue is recognized in accordance with the relevant agreement. A WI is similar to an NPI except working interest holders have an ownership position. A working interest holder is liable for its share of capital, operating and environmental costs. The Company records its 18.9% interests in Gold Fields Ghana Limited and the Tarkwa mine ("Tarkwa") and in Abosso Goldfields Limited and the Damang mine ("Damang") as working interests.

        (c)   Gold bullion:

    Investments in gold bullion are valued at the lower of average cost and net realizable value.

        (d)   Inventories and long-term inventory:

    Gold doré and ore stockpiles are valued at the lower of average production cost and net realizable value. Production costs include the cost of materials, labour, mine site overheads and depreciation to the applicable stage of processing. Ore stockpiles are classified as long-term inventory.

    Mine supplies are costed on an average purchase cost basis with appropriate provisions for redundant and slow-moving items.

        (e)   Marketable securities:

    Short-term investments in marketable securities are recorded at the lower of cost or market value. The market values of investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. Long-term investments in marketable securities are recorded at cost. When there has been a loss in the value of an investment in marketable securities that is determined to be other than a temporary decline, the investment is written down to recognize the loss.

        (f)    Loans receivable:

    A loan is classified as impaired when, in management's opinion, there has been deterioration in credit quality to the extent that there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest. Loans where interest or principal is contractually past due are automatically recognized as impaired, unless management determines that the loan is fully secured. When a loan is classified as impaired, recognition of interest in accordance with the terms of the original loan agreement ceases.

        (g)   Mining interests, development and exploration properties:

    Mining interests represent the capitalized expenditures related to the exploration, development and operation of mineral properties. Upon commencement of commercial production, all related capital expenditures for any given mining interest are amortized over the estimated economic life of the property. If a property is abandoned or deemed economically unfeasible, the related project balances are written off.

    Effective January 1, 2004, the Company has adopted a policy of amortizing the capital expenditures related to its mining interests over their economic life using the units-of-production method rather than the previously used time-based straight-line method. The expected units-of-production are re-measured at least annually at the respective mining interest. This change has been applied retroactively with prior periods being restated. The effects of the changes are summarized as follows:

    Income statement effect:

	2004	2003	2002
	(US$000's)
Increase (Decrease) to depreciation expense	$(6,489)	$(6,095)	$(1,933)
Increase (Decrease) to future tax expense	2,057	1,558	1,327

Increase (Decrease) to net earnings	$4,432	$4,537	$606

    Balance Sheet effect:

	2004	2003	2002
	(US$000's)
Increase (Decrease) in mining assets	$4,245	$(2,244)	$(8,339)
Increase (Decrease) to future income tax asset (liability)	(1,755)	302	1,860

Increase (Decrease) to ending retained earnings	$2,490	$(1,942)	$(6,479)

    Exploration expenses incurred to the date of establishing that a property has mineral resources with the potential of being economically recoverable are charged against earnings. Exploration and development costs incurred subsequent to this date are capitalized until such time as the projects are brought into production or are deemed economically unfeasible. All administrative costs that do not directly relate to specific exploration and development activity are expensed as incurred. Interest costs are not capitalized until the decision to develop a property is made.

        (h)   Royalty interests:

    The Company records its royalty interests at cost. Cost is defined as the consideration given to acquire the royalty interests plus associated external professional fees and travel expenses. Amortization of producing royalty interests is calculated on a units-of-production basis.

        (i)    Impairment of assets:

    The Company periodically reviews its mining and royalty interests to ascertain whether an impairment in value has occurred. An asset is considered impaired if its carrying value exceeds its net recoverable amount. Net recoverable amount is managements' best estimate of undiscounted future cash flows.

    If a mining or royalty interest is impaired, it is written down to fair value with the write-down charged to income.

        (j)    Plant and equipment:

    Plant and equipment are initially recorded at cost and depreciated annually on a straight-line basis using rates of 5% to 33%.

        (k)   Goodwill:

    Goodwill is tested for impairment at least annually. The fair value of each reporting unit that includes goodwill is compared to the total carrying amount (including goodwill) of that reporting unit. If the fair value exceeds the carrying value, goodwill is not considered to be impaired. If the fair value is less than the carrying value, the fair values of the assets and liabilities within the reporting unit are estimated. The difference between the fair value of the assets and liabilities within the reporting unit and the fair value of the entire reporting unit represents the fair value of the goodwill of the reporting unit and this value is reduced if impaired. Any reduction is charged to earnings in the period in which the impairment is determined.

        (l)    Provision for reclamation and closure:

    On January 1, 2004 the Company adopted CICA Handbook Section 3110: "Asset Retirement Obligations", which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. The prior policy involved accruing for the estimated reclamation and closure liability through charges to earnings basis over the estimated life of the mine. This change has been applied retroactively with prior periods being restated. The effect of the changes to opening retained earnings is summarized as follows:

	2004	2003	2002
Increase in mining assets, January 1	$3,028	$3,671	$3,986
Increase in asset retirement obligation, January 1	2,443	3,527	4,020

Increase (decrease) in opening retained earnings, January 1	$585	$144	$(34)

        (m)  Translation of foreign currencies:

    The functional currency of the Company, its subsidiaries and joint ventures is considered to be the United States dollar. Exchange gains and losses on foreign currency transactions and foreign currency denominated balances are included in earnings in the current year.

        (n)   Fair values of financial instruments:

    The carrying values of cash and cash equivalents (which include investments with remaining maturities of less than 90 days on purchase), accounts receivable and other, and accounts payable and accrued liabilities in the consolidated balance sheets approximate fair values due to the short-term maturities of these instruments.

    Variable rate non-recourse debt and note receivable instruments are estimated to approximate fair values as interest rates are tied to short-term interest rates.

        (o)   Hedging:

    The Company has, from time to time, entered into hedging transactions in order to manage exposure to decreasing prices on the sale of future production. Contracted prices on forward sales are recognized in sales as designated production is delivered to meet the commitment.

        (p)   Income taxes:

    The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the year that includes the date of enactment or substantive enactment.

        (q)   Stock-based compensation plans:

    The Company has three stock-based compensation plans, which are described in note 12.

    Effective January 1, 2004, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based compensation and other stock-based payments" (Section 3870) with respect to directors and employees, whereby all stock options granted are accounted for under the fair value-based method. Section 3870 is applied retroactively to all stock-based compensation granted to directors and employees on or after January 1, 2002. Opening retained earnings as at January 1, 2004 have been adjusted downwards by $2,602,000, opening share capital has been adjusted upwards by $173,000 and opening share options has been adjusted upwards by $2,429,000 to reflect the cumulative effect of the change in prior periods. Prior periods have not been restated.

    From January 1, 2002 to December 31, 2003, only the fair value of stock-based compensation granted to non-employees was expensed.

        (r)   Earnings per share:

    Basic earnings per share is calculated by dividing net earnings by the weighted average number of common shares outstanding during the year. The calculation of diluted earnings per share uses the treasury stock method which adjusts the weighted average number of shares for the dilutive effect of options.

        (s)   Use of estimates:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported year. The most significant estimates relate to the carrying values of mining interests, goodwill, depreciation and depletion rates, receivables and asset retirement obligations. Actual results could be materially different from those estimates.

2.     GOLD BULLION

	2004	2003
Ounces held	146,648	144,743
Weighted average acquisition cost ($/oz)	328	327
Acquisition cost	$48,056	$47,283
Dec. 31 spot price for gold ($/oz)	436	417
Dec. 31 market value	$63,880	$60,394

3.     INVENTORIES

	2004	2003
Gold doré	$4,808	$3,300
Mine supplies	6,797	7,097

	$11,605	$10,397

4.     MARKETABLE SECURITIES

  At December 31, 2004, marketable securities were comprised of:

	Number of Shares Held	Book Value	Market
Cross Lake Minerals Ltd.	806,000	$47	$87
Glencairn Gold Corporation	2,883,550	1,056	1,319
Rex Diamond Mining Corporation (note 7(f))	1,100,000	182	174

As at December 31, 2004		$1,285	$1,580

As at December 31, 2003		$1,116	$2,479

5.     LONG-TERM RECEIVABLES

	2004	2003
Note receivable from the Government of Mali (note 9)	$6,611	$6,635
Loans receivable (a)	250	975

	$6,861	$7,610

  (a)
  In 2003, the Company held a loan to Combined Metals Reduction Company, secured by a first mortgage on Combined Metals' Gabbs Valley property in Nevada, for an estimated fair value of $725,000. In 2004, the loan was sold for proceeds of $1,800,000.

    The Company holds a loan to Addwest Minerals International Ltd., secured by Addwest's Gold Road gold property in Arizona. The loan is in default and is recorded on the balance sheet for an estimated fair value of $250,000.

6.     WORKING INTERESTS

  The Company holds an 18.9% working interest in Gold Fields Ghana Limited ("Tarkwa"), an unlisted Ghanaian company holding 100% of the Tarkwa gold mine in Ghana. The carrying value of this asset was recorded on the balance sheet on January 7, 2003 (note 17) at its fair value of $42,742,000. This amount includes an upward purchase price adjustment of $4,617,000 which is amortized on a units-of-production basis over the life of the mine.

  The Company also holds an 18.9% working interest in Abosso Goldfields Limited ("Damang"), an unlisted Ghanaian company holding 100% of the Damang gold mine in Ghana. The carrying value of this asset was recorded on the balance sheet on January 7, 2003 (note 17) at its fair value of $15,298,000. This amount includes an upward purchase price adjustment of $6,261,000 which is amortized on a units-of-production basis over the life of the mine.

	Tarkwa	Damang	Total
Balance, January 7, 2003	$42,742	$15,298	$58,040
Investments	2,815	—	2,815
Earnings from working interests	6,739	2,911	9,650
Cash received	(3,992)	(6,707)	(10,699)

Balance, December 31, 2003	48,304	11,502	59,806
Investments	28,238	—	28,238
Earnings from working interests	7,740	5,409	13,149
Cash received	(3,992)	(4,725)	(8,717)

Balance, December 31, 2004	$80,290	$12,186	$92,476

7.     ROYALTY INTERESTS

  Investments in net royalty interests are:

	2004
	Cost	Accumulated Amortization	Net Royalty Interest	2003 Net Royalty Interest
Revenue producing royalties
Diavik (a)	$49,446	$4,494	$44,952	$48,317
Don Mario (b)	4,162	850	3,312	3,980
El Limon (c)	1,233	507	726	981
Joe Mann (d)	—	—	—	—
Magistral (e)	3,109	262	2,847	3,018
Rex Diamond (f)	—	—	—	500
Vueltas del Rio (g)	350	350	—	60
Williams Mine (h)	6,203	1,474	4,729	5,432
Non-revenue producing royalties
Dolores (i)	653	—	653	653

	$65,156	$7,937	$57,219	$62,941

  Investments in royalty interests include royalties on mineral properties for which economically mineable reserves have yet to be proven. The recovery of these costs is dependent upon the properties' owners obtaining adequate financing and the development of economic mining operations.

  Revenue producing royalties:

  (a)
  The Company owns a 1% royalty on certain claims in the Lac de Gras region of the Northwest Territories, including the Diavik lands controlled by Aber Diamond Corporation and Diavik Diamond Mines Inc.

  (b)
  The Company holds a 3% NSR royalty on the Don Mario gold-copper deposit in eastern Bolivia owned by Orvana Minerals Corporation.

  (c)
  The Company holds a 3% NSR royalty on the El Limon mining operation in Nicaragua owned by Glencairn Gold Corporation ("Glencairn"), formerly Black Hawk Mining Inc.

  (d)
  The Company holds a graduated NSR royalty on the Joe Mann mine in northwestern Quebec owned by Campbell Resources Inc. ("Campbell"). The royalty rate varied between 0% and 2.0% dependant upon the gold price until April 2004. At that time, the NSR rate converted to 1% at gold prices at or greater than US$350 per ounce.

  (e)
  The Company owns a sliding scale NSR royalty on mineral production from the Magistral gold property in Mexico owned by Queenstake Resources Ltd. The royalty rate is 1% on the first 30,000 ounces of gold production, 3.5% on the subsequent 350,000 ounces and 1% thereafter. The NSR rate converted to the 3.5% level in March 2004.

  (f)
  The Company held the right to receive an income stream equivalent to 2.5% of the gross revenue produced by the sale of all minerals from Rex Diamond Mining Corporation's (Rex) properties in South Africa. In 2004, the Company received 1,100,000 common shares of Rex in exchange for the extinguishment of the royalty and an accounts receivable from Rex.

  (g)
  The Company holds a 2% NSR royalty on all precious metals produced from the Vueltas del Rio property in Honduras owned by Defiance Mining Corporation (formerly Geomaque Explorations Ltd.). The royalty rate increases by 1% for each US$100 per ounce increase in the price of gold above US$400 per ounce to a maximum rate of 5%. Mining at Vueltas del Rio was completed in March 2004, and reclamation activities are now underway at the site.

  (h)
  The Company holds 720 units of The Williams Royalty Trust, equivalent to a 0.72% NSR royalty interest in the Williams mine in northern Ontario owned by Teck Cominco Limited and Barrick Gold Corporation.

  Non-revenue producing royalties:

  (i)
  The Company holds a 1.25% NSR royalty on all gold produced from the Dolores property in Mexico owned by Minefinders Corporation Ltd.

8.     MINING INTERESTS

	Cost	Accumulated Depreciation and Depletion	Net Book Value
2004
Plant and equipment	$101,532	$68,233	$33,299
Mining property and deferred costs	99,846	62,251	37,595
Construction in progress	2,248	317	1,931

	$203,626	$130,801	$72,825

2003 (Restated)
Plant and equipment	$98,076	$59,205	$38,871
Mining property and deferred costs	96,998	52,502	44,496
Construction in progress	2,342	—	2,342

	$197,416	$111,707	$85,709

  Mining interests are held through:

  (a)
  A 38% interest in the Sadiola joint venture which holds a mining permit covering the Sadiola Concession. Other shareholders include AngloGold Limited ("AngloGold") (38%), the Government of Mali ("GOM") (18%) and International Financial Corporation ("IFC") (6%).

  (b)
  A 40% indirect interest in the Yatela joint venture which holds a mining permit and the exploration rights covering the Yatela Gold Concession. Other shareholders include AngloGold (40%) and the GOM (20%).

  The GOM interests in Sadiola and Yatela are free and carried interests.

9.     NON-RECOURSE LOANS PAYABLE

	2004	2003
Yatela — non-recourse project loans	$10,437	$11,342
Note receivable from the Government of Mali, included in long-term receivables (note 5)	6,611	6,635

Net Yatela obligation	$3,826	$4,707

  The capital cost of the Yatela mine was funded equally by the Company and AngloGold. Pursuant to a shareholder agreement, AngloGold funded 15% of the project investment on behalf of the Company. This funding constituted a loan to the Company, bearing interest at the London Interbank Offer Rate ("LIBOR") plus 2%. The Yatela mining permit provides for the return of the project investment capital plus interest, to the Company and AngloGold, before any cash disbursements are made to the project shareholders. Project investment repayments are based on Yatela operating cash flows. 15% of Yatela's project investment repayments will be distributed on behalf of the Company to AngloGold as repayment of the Yatela non-recourse project loan.

  As at December 31, 2004, a note receivable of $6,611,000 (2003 — 6,635,000), included in long-term receivables, represents the Company's portion of all funding made on behalf of the GOM's free and carried interest. The note bears interest at the LIBOR plus 3%. Yatela project investment repayments will be distributed on behalf of the GOM to the Company as repayment of the note. The Company's net obligation for the Yatela project is $3,826,000 (2003 — $4,707,000).

  After the project investment (principal and interest) is fully repaid to the Company and AngloGold, each will receive 40% of any Yatela cash distributions and the GOM will receive 20%.

10.   INCOME TAXES

  Income tax expense differs from the amount that would have been computed by applying the combined federal and provincial statutory income tax rate of 36% (2003 — 37%; 2002 — 39%) to earnings before income taxes. The reasons for the differences are a result of the following:

	2004	2003	2002
Earnings before income taxes	$11,375	$21,777	$9,806

Income tax provision calculated using statutory tax rates	$4,109	$7,975	$3,787
Increase (reduction) in income taxes resulting from:
Earnings not subject to taxation	(3,852)	(3,358)	114
Earnings in foreign jurisdictions subject to different tax rates	(591)	(3,657)	(1,579)
Resource allowance	(467)	(257)	—
Change in enacted corporate income tax rates	—	429	—
Foreign exchange loss on future tax liability not tax benefited	532	1,364	—
Expenses not tax benefited	727	129	1,132
Other	(692)	(865)	33

	$(234)	$1,760	$3,487

  The Company has a net future tax liability of $18,464,000 (2003 — $20,915,000; 2002 — $1,146,000), which is presented on the balance sheet as:

	2004	2003	2002
Future tax asset	$—	$349	$2,164
Future tax liability	(18,464)	(21,264)	(3,310)

Net future liability	$18,464	$20,915	$1,146

  The main components that give rise to future tax assets and future tax liabilities are as follows:

	2004	2003	2002
Future tax assets:
Mining assets	$—	$349	$2,164
Other assets	134	148	46
Exploration and development expenses	11,311	10,292	3
Share issue costs	399	577	221
Non-capital losses	7,144	10,142	1,903
Corporate minimum tax credit and losses	221	205	99
Net profits interest	397	—	—

	19,606	21,713	4,436
Future tax liability:
Mining assets	(1,724)	—	—
Royalty interests	(22,966)	(23,410)	—
Net profits interest	—	(2,541)	(5,582)

	(24,690)	(25,951)	(5,582)

	(5,084)	(4,238)	(1,146)
Valuation allowance	(13,380)	(16,677)	—

Net future tax liability	$18,464	$20,915	$1,146

  The Company has non-capital loss carry forwards for Canadian income tax purposes of $19,775,000 available to reduce taxable income on or prior to 2011. Approximately $6,000,000 of these non-capital loss carry forwards have not been tax benefited.

  The non-capital losses will expire in the following years:

2005	$1,808
2008	2,748
2009	8,189
2010	4,400
2011	2,630

$19,775

11.   ASSET RETIREMENT OBLIGATIONS

  The cost estimates of future asset retirement obligations are based on reclamation standards that meet current regulatory requirements. Elements of uncertainty in estimating these costs include potential changes in regulatory requirements and potential changes in the selected approaches to meet the current or new requirements.

  The Company estimates its proportionate share of total future decommissioning and reclamation costs for its mining interests in Mali to be $6,600,000 (2003 — $7,400,000). These estimates are formally reviewed by technical personnel at Sadiola and Yatela every year or more frequently as required by regulatory agencies. The majority of the costs are incurred at the end of the life of the mine, which for purposes of the provision, is based on the current mineral reserve for each mine. On this basis, the majority of costs are estimated to occur in the period 2008 through 2010 and are discounted at 5% per annum to current period values.

	2004	2003	2002
		(Restated)	(Restated)
Balance, January 1	$5,961	$5,677	$5,367
Accretion expense	298	284	310
Revision to estimated obligation	(710)	—	—

Balance, December 31	$5,549	$5,961	$5,677

12.   SHARE CAPITAL

  (a)
  Authorized:

    Unlimited first preference shares, issuable in series
    Unlimited second preference shares, issuable in series
    Unlimited common shares

    Issued and outstanding common shares are as follows:

	Number of Shares	Amount
Issued and outstanding, January 1, 2002	73,474,358	$96,782
Shares issued for cash, net of issue costs	4,000,000	17,679
Exercise of options	1,769,730	3,828

Issued and outstanding, December 31, 2002	79,244,088	$118,289
Shares issued on acquisition of Repadre (note 17)	62,978,855	212,839
Exercise of options	3,110,902	11,080

Issued and outstanding, December 31, 2003	145,333,845	$342,208
Exercise of options	427,801	1,576
Restatement due to change in accounting policy (note 1q)		173

Issued and outstanding, December 31, 2004	145,761,646	$343,957

        (b)   Share options:

    The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three years and expire no longer than 10 years from the date of grant. The original number of shares reserved for the grants of share options was 9,250,000, of which 5,096,127 remains in reserve at December 31, 2004. Options issued on the acquisition of Repadre (note 17) are excluded from this number.

    A summary of the status of the Company's share option plan as of December 31, 2004, 2003 and 2002 and changes during the three years then ended is presented below. All exercise prices are denominated in Canadian dollars. The exchange rate at December 31, 2004, 2003 and 2002 were 1.20, 1.30 and 1.58 respectively.

	2004		2003		2002
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of the year	5,414,535	$5.13	4,983,437	$5.18	6,189,501	$4.41
Granted on acquisition of Repadre (note 17)	—	—	2,712,000	2.65	—	—
Granted	755,000	9.02	880,000	7.60	672,000	7.21
Exercised	(427,801)	3.36	(3,110,902)	3.75	(1,769,730)	3.38
Forfeited	(49,835)	5.65	(50,000)	4.37	(108,334)	3.22

Outstanding, end of year	5,691,899	$5.78	5,414,535	$5.13	4,983,437	$5.18

Options exercisable, end of year	4,227,733	$4.90	4,033,869	$4.50	3,401,770	$5.14

    The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life - Years	Weighted Average Exercise Price	Weighted Number Exercisable	Weighted Average Remaining Contractual Life - Years	Weighted Average Exercise Price
$1.25 - $2.00	188,001	5.5	$1.27	188,001	5.5	$1.27
$2.01 - $3.00	439,000	0.5	2.64	439,000	0.5	2.64
$3.01 - $4.00	1,243,665	2.9	3.81	1,241,999	2.9	3.81
$4.01 - $5.00	230,000	2.3	4.70	230,000	2.3	4.70
$5.01 - $6.00	1,417,400	1.1	5.75	1,417,400	1.1	5.75
$6.01 - $7.00	25,000	0.3	6.90	25,000	0.3	6.90
$7.01 - $8.00	1,393,833	7.2	7.55	686,333	6.4	7.53
$9.01 - $10.00	755,000	4.2	9.02	—	—	—

	5,691,899	3.6	$5.78	4,227,733	2.7	$4.90

        (c)   Share purchase plan and share bonus plan:

    The Company has a share purchase plan for employees whereby the Company will match the participants' contribution to purchase a maximum of 750,000 common shares and share bonus plan for employees to a maximum of 600,000 common shares.

    In 2004, the Company awarded share bonuses totaling 22,172 shares (nil — 2003; nil — 2002) having a value of Cdn$200,000. These shares will be issued and recognized in income equally over 3 years. In 2004, $76,000 was recorded as compensation expense for these share bonuses. The share purchase plan was inactive in 2004, 2003 and 2002.

        (d)   Stock-based compensation:

    The Company expenses the fair value of all stock-based compensation granted to non-employees on or after January 1, 2002, and additionally, effective January 1, 2004, to employees and directors (note 1q). During 2004, $1,501,000 (2003 — $314,000; 2002 — $8,000) was recorded as compensation expense. The amount recorded in 2004 was based on the following:

	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value
2002 granted options	657,000	$7.30	$2.70
2003 granted options	830,000	7.60	1.50
2003 modified options	773,332	5.40	2.20
2004 granted options	755,000	9.02	2.07

	3,015,332	$5.05	$1.90

    The modified options in 2003 were granted to non-continuing directors and severed employees as a result of the acquisition of Repadre Capital Corporation.

    The effect of expensing these options prior to January 1, 2004, on the statement of operations is shown on a pro forma basis in the table below:

	2003	2002
	(Restated)	(Restated)
Net earnings for the year	$20,017	$6,319
Compensation expense related to fair value of employee stock options	2,474	128

Pro forma earnings for the year	$17,543	$6,191

Pro forma earnings per share, basic and diluted	$0.12	$0.08

    The determination of the fair value of options is judgmental. The Company uses values calculated by the Black-Scholes option pricing model as a proxy for such fair value. Use of the Black-Scholes model has become the prevalent practice for estimating fair values of options. The Black-Scholes model, however, has some inherent weaknesses as it assumes that the options are tradable, have no vesting period and are transferable. Because of its limitations, the values produced from the Black-Scholes model do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

    The fair value of the options granted subsequent to January 1, 2002 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3%-5%, dividend yield of 1%, volatility factor of the expected market price of the Company's common stock of 37%; and a weighted average expected life of these options of 4 years or 8 years depending upon the life of the option. The estimated fair value of the options is expensed over the options' vesting period of 3 years.

        (e)   Earnings per share:

    Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

    Basic earnings per share computation:

	2004	2003	2002
Numerator:
Net earnings	$11,609	$20,017	$6,319

Denominator (000's):
Average common shares outstanding	145,592	142,954	76,452

Basic earnings per share	$0.08	$0.14	$0.08

    Diluted earnings per share computation:

	2004	2003	2002
Numerator:
Net earnings	$11,609	$20,017	$6,319

Denominator (000's):
Average common shares outstanding	145,592	142,954	76,452
Dilutive effect of employee stock options	1,975	2,373	1,175

Total average common shares outstanding	147,567	145,327	77,627

Diluted earnings per share	$0.08	$0.14	$0.08

    Stock options excluded from the computation of diluted earnings per share which could be dilutive in the future were as follows:

	2004	2003	2002
Outstanding options (000's)	755	120	195

13.   SHARE PURCHASE LOANS

  The Company provided a share purchase loan to an officer. This transaction is measured at the exchange amount of consideration established and agreed to by the related parties. At December 31, 2004, the principal amount outstanding of the loan was $286,000 (2003 — $266,000). The principal amount is secured by 140,000 shares of the Company.

14.   RELATED PARTY TRANSACTIONS

  During 2004, the Company obtained management, office and other services from companies controlled by directors and significant shareholders of the Company in the amount of $189,000 (2003 — $417,000; 2002 — $466,000). These amounts are included in corporate administration expense.

15.   CONTINGENCIES AND COMMITMENTS

  (a)
  The Company was a defendant in an action commenced in the Ontario Court of Justice (General Division) by Kinbauri Gold Corporation ("Kinbauri").

    On December 10, 2002, the trial judge released reasons for judgement awarding damages to the Plaintiff in the amount of Cdn $1,700,000. The trial judge awarded pre-judgement interest at the rate of 10% and costs to be determined by assessment. The Company recorded an expense of $2,900,000 in relation to this judgement in 2002.

    The Plaintiff filed a Notice of Appeal, dated January 20, 2003, appealing the damage award. The Company filed a Notice of Cross-Appeal, dated January 31, 2003, also appealing the damage award and the pre-judgement interest rate. The appeals were heard on April 15, 2004. On November 11th, 2004 the Court of Appeal released its decision, dismissing the Appeal and the Cross-Appeal.

    As of December 31, 2004, the Company paid Cdn$4,065,000 in respect of the judgement and has a remaining balance of $802,000 included in accounts payable.

  (b)
  In December 2003, the Department of Taxation in Mali performed an audit of the mining operations at the Yatela and Sadiola mines in Mali for the years 2000, 2001 and 2002. The audit report claimed taxes and penalties payable of approximately $15,600,000 of which the Company's share is $5,900,000. In 2004, Sadiola paid approximately $5,200,000, of which the Company's share is $2,000,000, as a deposit towards the assessment. Sadiola and Yatela management have reviewed the claims with legal and tax advisors and are of the opinion that all taxes were properly paid and that the audit report is without merit. As of December 2004, the Department of Taxation has withdrawn or abandoned significant portions of the audit claims. The Company continues to work with the other partners in the Yatela and Sadiola mines to negotiate a resolution of the remaining audit claims, failing which the mines may elect to commence arbitration to enforce their rights under their original Convention Agreements with the Government of Mali. The Company expects that the majority of the deposit made by Sadiola will be refunded.

  (c)
  At December 31, 2004, authorized capital expenditures that were yet to be spent at Sadiola and Yatela totaled $30,100,000. The Company's proportionate share of these authorized expenditures was $11,600,000.

16.   SEGMENTED INFORMATION

  (a)
  The Company has identified the following reporting segments. The Company's share in assets, liabilities, revenue and expenses, and cash flows in those segments are as below:

2004	Joint Venture and Working Interests	Royalties	Corporate	Total
Cash and gold bullion	$11,120	$—	$74,316	$85,436
Other current assets	36,095	—	2,840	38,935
Long-term assets	96,319	72,351	2,730	171,400
Long-term assets related to working interests	152,231	—	—	152,231

	$295,765	$72,351	$79,886	$448,002

Current liabilities	$10,443	$—	$11,366	$21,809
Long-term liabilities	17,710	22,966	(6,226)	34,450

	$28,153	$22,966	$5,140	$56,259

Revenues	$112,663	$9,209	$—	$121,872
Earnings from working interests	13,149	—	—	13,149
Operating costs of mine	66,570	—	—	66,570
Depreciation, depletion and amortization	20,592	5,222	78	25,892
Exploration expense	—	—	7,813	7,813
Other expense	5	1,840	20,608	22,453
Interest & investment expense (income), net	2,763	—	(1,845)	918
Income taxes (recovery)	5,148	(2,056)	(3,326)	(234)

Net earnings (loss)	$30,734	$4,203	$(23,328)	$11,609

2003 (Restated)	Joint Venture and Working Interests	Royalties	Corporate	Total
Cash and gold bullion	$13,504	$—	$100,454	$113,958
Other current assets	28,970	—	2,870	31,840
Long-term assets	105,465	78,073	3,330	186,868
Long-term assets related to working interests	119,561	—	—	119,561

	$267,500	$78,073	$106,654	$452,227

Current liabilities	$14,316	$—	$12,943	$27,259
Long-term liabilities	18,958	23,410	(2,146)	40,222

	$33,274	$23,410	$10,797	$67,481

Revenues	$96,607	$4,504	$—	$101,111
Earnings from working interests	9,650	—	—	9,650
Operating costs of mine	57,295	—	—	57,295
Depreciation, depletion and amortization	18,385	2,715	94	21,194
Exploration expense	—	—	5,496	5,496
Other expense	9	4,173	3,818	8,000
Interest & investment expense (income), net	(675)	—	(2,326)	(3,001)
Income taxes (recovery)	6,129	(978)	(3,391)	1,760

Net earnings (loss)	$25,114	$(1,406)	$(3,691)	$20,017

2002 (Restated)	Joint Venture and Working Interests	Royalties	Corporate	Total
Cash and gold bullion	$10,052	$—	$36,361	$46,413
Other current assets	26,890	—	353	27,243
Long-term assets	111,812	—	2,362	114,174

	$148,754	$—	$39,076	$187,830

Current liabilities	$8,580	$—	$8,192	$16,772
Long-term liabilities	22,077	—	3,310	25,387

	$30,657	$—	$11,502	$42,159

Revenues	$89,824	$—	$—	$89,824
Operating costs of mine	48,533	—	—	48,533
Depreciation, depletion and amortization	18,970	—	38	19,008
Exploration expense	—	—	6,088	6,088
Other expense	(37)	—	6,280	6,243
Interest & investment expense (income), net	487	—	(341)	146
Income taxes (recovery)	4,040	—	(553)	3,487

Net earnings (loss)	$17,831	$—	$(11,512)	$6,319

  (b)
  The Company's $11,120,000 share of cash (2003 — $13,504,000; 2002 — $10,052,000) in the joint ventures is not under the Company's direct control.

    The Company's share of joint venture cash flows is as follows:

	2004	2003	2002
Cash flows from (used in) operations	$24,899	$33,798	$27,832
Cash flows from (used in) financing	(18,307)	(21,166)	(21,352)
Cash flows from (used in) investments	(8,976)	(9,180)	(7,772)

17.   ACQUISITION

  On January 7, 2003, the Company acquired all of the issued and outstanding shares and assumed all of the common share options of Repadre Capital Corporation ("Repadre") in exchange for the issuance of 62,978,855 common shares and 2,712,000 replacement common share options ("Options"). Repadre, through its subsidiaries, owns non-controlling interests in mining operations in Ghana and owns royalties in diamond and gold mining operations. The purchase price has been determined to be $218,331,000, including acquisition costs of $820,000.

  The acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable assets acquired and liabilities assumed on the closing date as set out below.

Fair Value
Assets and liabilities acquired:
Cash and cash equivalents	$34,232
Gold bullion	535
Accounts receivable	1,331
Marketable securities	2,481
Long-term receivables	1,444
Working interests	58,040
Royalty interests	65,656
Other assets	60
Accounts payable and other liabilities	(1,096)
Future tax liability	(19,238)
Goodwill	74,886

$218,331

Consideration paid:
Issue of 62,978,855 common shares of the Company	$212,929
Issue of 2,712,000 common share options of the Company	4,582
Cost of acquisition	820

$218,331

18.   CORPORATE TRANSACTIONS

  The Company entered into an arrangement agreement on a proposed business combination with Wheaton River Minerals Ltd. on April 23, 2004. The arrangement was rejected through a shareholder vote held on July 6, 2004. Expenses of $3,662,000 relating to this transaction have been charged to 2004 earnings.

  During the tenure of the above transaction, Golden Star Resources Ltd. launched an unsolicited takeover bid for the Company. The unsolicited bid was not successful and $4,580,000 of expenses relating to this transaction were charged to 2004 earnings.

  On August 11, 2004, IAMGOLD and Gold Fields Limited ("GFL") announced a proposed transaction whereby IAMGOLD would acquire all of the international assets of GFL located outside the Southern African Development Community ("SADC") in exchange for approximately 350 million shares of IAMGOLD. The shareholders of GFL voted against the transaction in December 2004 and the arrangement was terminated. Expenses of $2,981,000 related to this transaction were charged to 2004 earnings.

19.   SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP

  Canadian generally accepted accounting principles ("Canadian GAAP") varies in certain significant respects from the principles and practices generally accepted in the United States ("U.S. GAAP"). The effect of these principal differences on the Company's consolidated financial statements are quantified below and described in the accompanying notes.

  Statement of earnings:

	2004	2003	2002
		(Restated)	(Restated)
Net earnings for the year reported under Canadian GAAP	$11,609	$20,017	$6,319
Earnings from Sadiola and Yatela under Canadian GAAP, using proportionate consolidation (a)	(17,893)	(15,734)	(18,153)
Equity earnings of Sadiola under U.S. GAAP (a)	12,024	10,913	13,096
Equity earnings of Yatela under U.S. GAAP (a)	6,605	415	3,991
Stock-based compensation (b)	31	(2,422)	(5,399)
Amortization of royalty interests (c)	(561)	(338)	—
Income taxes on above	196	116	—

	12,011	12,967	(146)
Impact of change in accounting policy on adoption of SFAS 143 (iii)	—	411	—

Net earnings, U.S. GAAP	$12,011	$13,378	$(146)

	2004	2003	2002
		(Restated)	(Restated)
Basic and diluted, net earnings per share, U.S. GAAP:
Before impact of accounting policy change	$0.08	$0.09	$—
Impact of accounting policy change	—	—	—

Total basic and diluted	$0.08	$0.09	$—

  The effect of the U.S. GAAP differences discussed below on the Company's consolidated shareholders' equity is as follows:

	2004	2003	2002
		(Restated)	(Restated)
Shareholders' equity based on Canadian GAAP	$391,743	$384,746	$145,670
Impact on shareholders' equity of U.S. GAAP adjustments:
Sadiola equity accounting (a)	(3,007)	(2,559)	(1,550)
Yatela equity accounting (a)	(1,389)	(2,567)	422
Amortization of royalty interests (c)	(899)	(338)	—
Income taxes on above	312	116	—
Other comprehensive income (d)	236	1,086	—
Share purchase loans (e)	—	—	(1,057)

Shareholders' equity based on U.S. GAAP	$386,996	$380,484	$143,485

        (a)   Investments in Sadiola, Yatela, Tarkwa and Damang:

    Under Canadian GAAP, the Company accounts for its interest in the Sadiola and Yatela joint ventures by the proportionate consolidation method and its interest in the Tarkwa and Damang mines under the equity method as working interests. Under U.S. GAAP, the Company is required to equity account for all of its investments and record in earnings its proportionate share of their net income measured in accordance with U.S. GAAP.

    For U.S. GAAP purposes, the Company's share of earnings from its investments have been adjusted for the following items:

    (i)
    Deferred development costs:

    Under U.S. GAAP, the Company is required to expense all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves. Under Canadian GAAP, costs subsequent to establishing that a property has mineral resources which have the potential of being economically recoverable, are capitalized.

    (ii)
    Start-up costs:

    U.S. GAAP requires start-up costs to be expensed as incurred. Canadian GAAP allows start-up costs to be capitalized until commercial production is established.

    (iii)
    Asset retirement obligations:

    As of January 1, 2003, the Company adopted the provisions of SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), with no restatement to prior years. Under Canadian GAAP, the Company adopted CICA Handbook Section 3110: "Asset Retirement Obligations" as of January 1, 2004, with prior years restated. 2003 earnings reflects an increase of $411,000 relating to the impact of a change in accounting policy on adoption of SFAS 143.

    Pro forma earnings as if the change in accounting policy were applied retroactively is as follows:

	2003	2002
Pro forma net earnings	$12,967	$127
Pro forma earnings per:
Basic and diluted	$0.09	$—

    (iv)
    Financial instruments:

    Under Canadian GAAP the Company has accounted for its gold forward contracts as hedges, and as such, recognized gain and losses on these contracts in the period during which the production against which they were designated is sold. Under U.S. GAAP the majority of these forward contracts are regarded as normal course sale contracts. Certain contracts are regarded as cash flow hedges under U.S. GAAP, as such the effective portions of the changes in the fair value of the derivatives are recorded in other comprehensive income and are recognized in earnings when the hedge item affects earnings.

    For equity method investments, the accounting for these investments represents the aggregate of: (a) capital contributions to the joint ventures, (b) the Company's proportionate share of the net earnings or loss of the joint ventures, net of amortization of the purchase price adjustment (note 6) and (c) distributions from the joint ventures.

    The changes in the Company's equity method investments pursuant to U.S. GAAP are as follows:

	2004	2003	2002
		(Restated)	(Restated)
Equity method investments, beginning of year	$169,345	$116,965	$113,585
Acquisition of Tarkwa and Damang (note 2)	—	58,040	—
Net earnings	32,026	21,625	17,460
Other comprehensive income	—	—	(245)
Distributions received	(25,816)	(29,820)	(14,170)
Additional investments	27,910	2,535	335

Equity method investments, end of year	$203,465	$169,345	$116,965

    The Company's proportionate share of the summarized balance sheet information of the joint ventures, accounted for by the equity method in accordance with U.S. GAAP, is as follows:

	2004
	Tarkwa	Damang	Sadiola	Yatela	Other	Total
Current assets	$27,514	$10,740	$29,414	$17,620	$182	$85,470
Long-term assets, net	74,677	5,748	55,725	36,869	—	173,019

	$102,191	$16,488	$85,139	$54,489	$182	$258,489

Current liabilities	$6,009	$3,000	$6,849	$4,141	$88	$20,087
Long-term obligations and other	15,892	1,302	4,744	12,999	—	34,937
Equity	80,290	12,186	73,546	37,349	94	203,465

	$102,191	$16,488	$85,139	$54,489	$182	$258,489

	2003
	Tarkwa	Damang	Sadiola	Yatela	Other	Total
	(Restated)
Current assets	$15,916	$6,606	$32,547	$9,742	$185	$64,996
Long-term assets, net	47,951	7,657	59,904	41,157	—	156,669

	$63,867	$14,263	$92,451	$50,899	$185	$221,665

Current liabilities	$3,523	$1,764	$11,064	$5,621	$87	$22,059
Long-term obligations and other	12,040	997	2,766	14,458	—	30,261
Equity	48,304	11,502	78,621	30,820	98	169,345

	$63,867	$14,263	$92,451	$50,899	$185	$221,665

	2002
	Sadiola	Yatela	Other	Total
	(Restated)
Current assets	$25,909	$10,841	$193	$36,943
Long-term assets, net	62,802	40,392	—	103,194

	$88,711	$51,233	$193	$140,137

Current liabilities	$4,082	$3,609	$88	$7,779
Long-term obligations and other	1,574	13,819	—	15,393
Equity	83,055	33,805	105	116,965

	$88,711	$51,233	$193	$140,137

    The Company's proportionate share of the summarized income statement information of the joint ventures, accounted for by the equity method in accordance with U.S. GAAP, is as follows:

	2004
	Tarkwa	Damang	Sadiola	Yatela	Other	Total
Revenue	$42,971	$22,799	$62,966	$39,485	$—	$168,221
Expenses (recoveries)	35,231	17,390	50,942	32,880	(248)	136,195

Net earnings (loss)	$7,740	$5,409	$12,024	$6,605	$248	$32,026

	2003
	Tarkwa	Damang	Sadiola	Yatela	Other	Total
	(Restated)
Revenue	$37,548	$20,698	$62,967	$31,986	$—	$153,199
Expenses (recoveries)	30,809	17,787	51,820	31,394	(236)	131,574

Net earnings (loss)	$6,739	$2,911	$11,147	$592	$236	$21,625

	2002
	Sadiola	Yatela	Other	Total
	(Restated)
Revenue	$55,187	$32,982	$—	$88,169
Expenses (recoveries)	42,091	28,991	(373)	70,709

Net earnings (loss)	$13,096	$3,991	$373	$17,460

        (b)   Stock-based compensation:

    The Company accounts for its stock based compensation under U.S. GAAP in accordance with FAS No. 123 for non-employees. Effective January 1, 2003, the Company adopted FAS No. 123 prospectively to all awards granted or modified in respect of employees and directors. Prior to 2003, the Company accounted for its stock based compensation for employees and directors under APB 25. Prior to June 2002, the Company had stock appreciation rights which were marked-to-market, resulting in an expense recorded for options granted to directors and employees. The stock appreciation rights were waived by the holders effective July 1, 2002. Under Canadian GAAP, stock options granted to non-employees prior to January 1, 2002 and to directors and employees prior to January 1, 2004 are accounted for as capital transactions when the options are exercised.

    If the Company had accounted for its stock-based compensation plan for employees and directors under FAS No. 123 since the original effective date of the statement, the pro forma impact would have been as follows:

	2004	2003	2002
		(Restated)	(Restated)
Net earnings, U.S. GAAP	$12,011	$13,378	$(146)
Add expense already recognized under APB 25	1	28	4,486
Additional expense under FAS No. 123	(95)	(322)	(682)

Pro forma net earnings	$11,917	$13,084	$3,658

Pro forma earnings per share:
Basic and diluted	$0.08	$0.09	$0.05

        (c)   Amortization of royalty interests:

    Under Canadian GAAP, depreciation and amortization may be calculated on the unit-of-production method based upon the estimated mine life, whereas under United States accounting principles, the calculations are made based upon proven and probable mineable reserves. This results in a higher amortization charge under U.S. GAAP for revenue producing royalties.

        (d)   Marketable securities:

    Under U.S. GAAP, marketable securities are classified as "available for sale" and are recorded at fair value with unrealized holding gains and losses excluded from the determination of earnings and reported as a separate component of other comprehensive income.

        (e)   Share purchase loans:

    Under U.S. GAAP, share purchase loans are deducted from shareholders' equity. Under Canadian GAAP, these loans are recorded as assets in 2002 and as a deduction to shareholders' equity in 2003.

  Balance sheet:

  The Company's balance sheets under U.S. GAAP are presented below:

	2004	2003	2002
		(Restated)	(Restated)
ASSETS
Current Assets:
Cash and cash equivalents	$26,260	$53,171	$5,783
Gold bullion	48,056	47,283	30,578
Accounts receivable	261	319	143
Royalty receivables	2,297	1,658	—
Related party receivables	89	168	184
Corporate tax receivable	—	569	—
Prepaid expenses	192	155	26

	77,155	103,323	36,714
Marketable securities	1,580	2,479	—
Long-term receivable	250	975	—
Equity investments	203,465	169,345	116,965
Royalty interests	56,320	62,603	—
Goodwill	74,886	74,886	775
Fixed and other assets	1,196	1,239	531

	$414,852	$414,850	$154,985

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$821	$737	$966
Accrued liabilities	1,393	1,570	720
Accrued liabilities — AngloGold	995	1,019	1,044
Accrued liabilities — legal settlement	802	2,900	2,900
Dividends payable	7,276	6,708	2,527
Corporate tax receivable	69	—	—
Related party payables	12	7	33

	11,368	12,941	8,190
Future tax liability	16,488	21,425	3,310
Shareholders' equity:
Common shares	349,736	347,681	120,599
Stock options	9,388	8,789	7,408
Contributed surplus	78	78	78
Share purchase loans	(286)	(266)	(1,057)
Retained earnings	27,844	23,116	16,457
Other comprehensive income	236	1,086	—

	386,996	380,484	143,485

	$414,852	$414,850	$154,985

  Statements of comprehensive income:

  In June 1997, the Financial Accounting Standards Board in the United States issued FAS No. 130 which established standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. FAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income to be reported in a financial statement that is displayed with the same prominence as other financial statements.

  FAS No. 130 requires that the Company (i) classify items of other comprehensive income by their nature in the financial statement and (ii) display the accumulated balance of other comprehensive income separately from capital stock, contributed surplus and retained earnings in the shareholders' equity section of the balance sheet.

  The statements of comprehensive income for the years ended December 31, 2004, 2003 and 2002 would be presented as follows on a U.S. GAAP basis:

	2004	2003	2002
		(Restated)	(Restated)
Net earnings based on U.S. GAAP	$12,011	$13,378	$(146)
Other comprehensive gain:
Marketable securities	(850)	1,086	—
Cash flow hedges	—	—	(245)

Comprehensive income based on U.S. GAAP	$11,161	$14,464	$(391)

Comprehensive income per share, U.S. GAAP:
Basic and diluted	$0.08	$0.10	$(0.01)

  Pro forma statement of 2002 earnings (unaudited):

  The pro forma revenues and earnings of the Company as if the acquisition of Repadre had occurred on January 1, 2002 would have been as follows:

Pro forma royalty revenues	$1,667
Pro forma equity earnings from investments	$24,997
Pro forma net earnings	$6,251
Pro forma net earnings per share, basic and diluted	$0.04

  Statements of cash flows:

  The Company's statements of cash flows under U.S. GAAP are presented below:

	2004	2003	2002
		(Restated)	(Restated)
CASH PROVIDED BY (USED IN):
Operating Activities:
Net earnings, U.S. GAAP	$12,011	$13,378	$(146)
Items not affecting cash:
Depreciation and amortization	5,783	3,147	38
Writedown of marketable securities	318	—	—
Future income taxes	(6,192)	(4,815)	(550)
Equity earnings of investees	(32,026)	(21,624)	(17,460)
Stock compensation	1,469	2,736	5,399
Gain on gold bullion	—	—	(67)
Gain on sale of marketable securities and long-term receivables	(1,120)	(1,510)	—
Unrealized foreign exchange losses	1,492	3,041	—
Net profits interest received from Sadiola	17,100	15,580	7,600
Dividends received from Tarkwa	3,992	3,992	—
Dividends received from Damang	4,725	—	—
Changes in non-cash working capital:
Current receivables	67	(1,056)	(25)
Accounts and related party payables	274	(1,521)	748
Accrued liabilities	(2,300)	825	2,845
Prepaid expenses	(37)	(129)	(11)

	5,556	12,044	(1,629)
Financing activities:
Issue of common shares, net of issue costs	1,108	8,314	21,227
Share purchase loans	—	1,469	61
Dividends paid	(6,725)	(2,519)	(2,306)

	(5,617)	7,264	18,982
Investing activities:
Net cash acquired from Repadre Capital Corporation (note 17)	—	34,232	—
Investments in Tarkwa	(28,238)	(2,815)	—
Investments in Yatela	—	—	(335)
Receipts from Damang	—	6,707	—
Receipts from Yatela	328	3,821	6,570
Other assets	—	(743)	(1,282)
Purchase of gold bullion	(773)	(16,154)	(31,992)
Proceeds from sale of gold bullion	—	—	1,481
Proceeds from disposition of marketable securities	1,833	3,032	—

	(26,850)	28,080	(25,558)

(Decrease) Increase in cash and cash equivalents	(26,911)	47,388	(8,205)
Cash and cash equivalents, beginning of year	53,171	5,783	13,988

Cash and cash equivalents, end of year	$26,260	$53,171	$5,783

Supplemental cash flow information:
Income taxes paid	$818	$—	$—

  Impact of recent United States accounting pronouncements:

  In November 2004, FASB issued Statement No. 151 which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material as they relate to inventory costing and requires these items to be recognized as current period expenses. Additionally, the allocation of fixed production overheads to the cost of inventory should be based on the normal capacity of the production facilities. FAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that it will be affected by the application of FAS 151.

  In December 2004, FASB issued Statement No. 153 which deals with the accounting for the exchanges of nonmonetary assets and is an amendment of APB Opinion 29. FAS 153 eliminates the exception from using fair market value for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance, as defined. FAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe that the application of FAS 153 will have an impact on the consolidated financial statements, under US GAAP.

20.   COMPARATIVE FIGURES

  Certain 2003 and 2002 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2004.

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CONSOLIDATED BALANCE SHEETS (Expressed in thousands of U.S. dollars) December 31, 2004 and 2003
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (Expressed in thousands of U.S. dollars, except per share amounts) December 31, 2004, 2003 and 2002
CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in thousands of U.S. dollars, except per share amounts) Years ended December 31, 2004, 2003 and 2002
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts in thousands of U.S. Dollars except per share amounts)